UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Caesarstone Sdot Yam Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

M 20598 104

(CUSIP Number)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
☒  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M 20598 104	13G	Page 2 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tene Management Investment in Kibbutzim Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0*
	6.	SHARED VOTING POWER 7,991,250*
	7.	SOLE DISPOSITIVE POWER 0*
	8.	SHARED DISPOSITIVE POWER 7,991,250*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,991,250*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 23.25%*
12.	TYPE OF REPORTING PERSON (see instructions) CO

* Tene Management Investments in Kibbutzim Ltd is the general partner of each of Tene Investments in Quartz Surfaces LP and Tene Investments in Quartz Surfaces B (Parallel) LP and may be deemed to be an indirect beneficial owner of 6,480,250 ordinary shares of Caesarstone Sdot Yam Ltd. (the “Issuer”) directly beneficially owned by Tene Investments in Quartz Surfaces L.P. and 1,511,000 ordinary shares of the Issuer directly beneficially owned by Tene Investments in Quartz Surfaces B (Parallel) L.P.   Tenram—Funds Management Ltd. is the major shareholder of Tene Management Investments in Kibbutzim Ltd with the ability to appoint a majority of the directors of Tene Management Investments in Kibbutzim Ltd.  Tenram Ltd., which is wholly-owned by Ariel Halperin, is a major shareholder of Tenram—Funds Management Ltd.  Therefore, each of Tenram—Funds Management Ltd , Tenram Ltd and Mr. Halperin may be deemed indirect beneficial owners of the securities of the Issuer directly owned by Tene Investments in Quartz Surfaces LP and Tene Investments in Quartz Surfaces B (Parallel) LP.  Each of Tene Investments in Quartz Surfaces LP, Tene Investments in Quartz Surfaces B (Parallel) LP, Tene Management Investments in Kibbutzim Ltd., Tenram – Funds Management Ltd., Tenram Ltd., and Mr. Halperin disclaims beneficial ownership of the securities of the Issuer reported in this Schedule 13G except to the extent of their respective pecuniary interest therein.  Calculations are based on 34,365,250 Ordinary Shares of the Issuer outstanding as reported in the Issuer’s Proxy Statement, dated May 21, 2012.   This Schedule 13G is filed jointly by Tene Investments in Quartz Surfaces L.P., Tene Investments in Quartz Surfaces B (Parallel) L.P. Tene Management Investments in Kibbutzim Ltd., Tenram - Funds Management Ltd., and Tenram Ltd. (collectively, the “Tene Entities”) and Ariel Halperin, pursuant to the Joint Filing Agreement among the Tene Entities and Ariel Halperin filed as Exhibit 99.2 hereto.

CUSIP No. M 20598 104	13G	Page 3 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tene Investments in Quartz Surfaces L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0*
	6.	SHARED VOTING POWER 6,480,250*
	7.	SOLE DISPOSITIVE POWER 0*
	8.	SHARED DISPOSITIVE POWER 6,480,250*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,480,250*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.86%
12.	TYPE OF REPORTING PERSON (see instructions) PN

* Tene Management Investments in Kibbutzim Ltd is the general partner of each of Tene Investments in Quartz Surfaces LP and Tene Investments in Quartz Surfaces B (Parallel) LP and may be deemed to be an indirect beneficial owner of 6,480,250 ordinary shares of Caesarstone Sdot Yam Ltd. (the “Issuer”) directly beneficially owned by Tene Investments in Quartz Surfaces L.P. and 1,511,000 ordinary shares of the Issuer directly beneficially owned by Tene Investments in Quartz Surfaces B (Parallel) L.P.  Tenram—Funds Management Ltd. is the major shareholder of Tene Management Investments in Kibbutzim Ltd with the ability to appoint a majority of the directors of Tene Management Investments in Kibbutzim Ltd.  Tenram Ltd., which is wholly-owned by Ariel Halperin, is a major shareholder of Tenram—Funds Management Ltd.  Therefore, each of Tenram—Funds Management Ltd., Tenram Ltd and Mr. Halperin may be deemed indirect beneficial owners of the securities of the Issuer directly owned by Tene Investments in Quartz Surfaces LP and Tene Investments in Quartz Surfaces B (Parallel) LP.  Each of Tene Investments in Quartz Surfaces LP, Tene Investments in Quartz Surfaces B (Parallel) LP, Tene Management Investments in Kibbutzim Ltd., Tenram – Funds Management Ltd., Tenram Ltd., and Mr. Halperin disclaims beneficial ownership of the securities of the Issuer reported in this Schedule 13G except to the extent of their respective pecuniary interest therein.  Calculations are based on 34,365,250 Ordinary Shares of the Issuer outstanding as reported in the Issuer’s Proxy Statement, dated May 21, 2012.   This Schedule 13G is filed jointly by Tene Investments in Quartz Surfaces L.P., Tene Investments in Quartz Surfaces B (Parallel) L.P. Tene Management Investments in Kibbutzim Ltd., Tenram - Funds Management Ltd., and Tenram Ltd. (collectively, the “Tene Entities”) and Ariel Halperin, pursuant to the Joint Filing Agreement among the Tene Entities and Ariel Halperin filed as Exhibit 99.2 hereto.

CUSIP No. M 20598 104	13G	Page 4 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tene Investments in Quartz Surfaces B (Parallel) L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0*
	6.	SHARED VOTING POWER 1,511,000*
	7.	SOLE DISPOSITIVE POWER 0*
	8.	SHARED DISPOSITIVE POWER 1,511,000*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,511,000*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.40%*
12.	TYPE OF REPORTING PERSON (see instructions) PN

*Tene Management Investments in Kibbutzim Ltd is the general partner of each of Tene Investments in Quartz Surfaces LP and Tene Investments in Quartz Surfaces B (Parallel) LP and may be deemed to be an indirect beneficial owner of 6,480,250 ordinary shares of Caesarstone Sdot Yam Ltd. (the “Issuer”) directly beneficially owned by Tene Investments in Quartz Surfaces L.P. and 1,511,000 ordinary shares of the Issuer directly beneficially owned by Tene Investments in Quartz Surfaces B (Parallel) L.P.    Tenram—Funds Management Ltd. is the major shareholder of Tene Management Investments in Kibbutzim Ltd with the ability to appoint a majority of the directors of Tene Management Investments in Kibbutzim Ltd.  Tenram Ltd., which is wholly-owned by Ariel Halperin, is a major shareholder of Tenram—Funds Management Ltd.  Therefore, each of Tenram—Funds Management Ltd. , Tenram Ltd and Mr. Halperin may be deemed indirect beneficial owners of the securities of the Issuer directly owned by Tene Investments in Quartz Surfaces LP and Tene Investments in Quartz Surfaces B (Parallel) LP.  Each of Tene Investments in Quartz Surfaces LP, Tene Investments in Quartz Surfaces B (Parallel) LP, Tene Management Investments in Kibbutzim Ltd., Tenram – Funds Management Ltd., Tenram Ltd., and Mr. Halperin disclaims beneficial ownership of the securities of the Issuer reported in this Schedule 13G except to the extent of their respective pecuniary interest therein.  Calculations are based on 34,365,250 Ordinary Shares of the Issuer outstanding as reported in the Issuer’s Proxy Statement, dated May 21, 2012.   This Schedule 13G is filed jointly by Tene Investments in Quartz Surfaces L.P., Tene Investments in Quartz Surfaces B (Parallel) L.P. Tene Management Investments in Kibbutzim Ltd., Tenram - Funds Management Ltd., and Tenram Ltd. (collectively, the “Tene Entities”) and Ariel Halperin, pursuant to the Joint Filing Agreement among the Tene Entities and Ariel Halperin filed as Exhibit 99.2 hereto.

CUSIP No. M 20598 104	13G	Page 5 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tenram –Funds Management Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0*
	6.	SHARED VOTING POWER 7,991,250*
	7.	SOLE DISPOSITIVE POWER 0*
	8.	SHARED DISPOSITIVE POWER 7,991,250*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,991,250*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 23.25%*
12.	TYPE OF REPORTING PERSON (see instructions) CO

*Tene Management Investments in Kibbutzim Ltd is the general partner of each of Tene Investments in Quartz Surfaces LP and Tene Investments in Quartz Surfaces B (Parallel) LP and may be deemed to be an indirect beneficial owner of 6,480,250 ordinary shares of Caesarstone Sdot Yam Ltd. (the “Issuer”) directly beneficially owned by Tene Investments in Quartz Surfaces L.P. and 1,511,000 ordinary shares of the Issuer directly beneficially owned by Tene Investments in Quartz Surfaces B (Parallel) L.P.    Tenram—Funds Management Ltd. is the major shareholder of Tene Management Investments in Kibbutzim Ltd with the ability to appoint a majority of the directors of Tene Management Investments in Kibbutzim Ltd.  Tenram Ltd., which is wholly-owned by Ariel Halperin, is a major shareholder of Tenram—Funds Management Ltd.  Therefore, each of Tenram—Funds Management Ltd., Tenram Ltd and Mr. Halperin may be deemed indirect beneficial owners of the securities of the Issuer directly owned by Tene Investments in Quartz Surfaces LP and Tene Investments in Quartz Surfaces B (Parallel) LP.  Each of Tene Investments in Quartz Surfaces LP, Tene Investments in Quartz Surfaces B (Parallel) LP, Tene Management Investments in Kibbutzim Ltd., Tenram – Funds Management Ltd., Tenram Ltd., and Mr. Halperin disclaims beneficial ownership of the securities of the Issuer reported in this Schedule 13G except to the extent of their respective pecuniary interest therein.  Calculations are based on 34,365,250 Ordinary Shares of the Issuer outstanding as reported in the Issuer’s Proxy Statement, dated May 21, 2012.   This Schedule 13G is filed jointly by Tene Investments in Quartz Surfaces L.P., Tene Investments in Quartz Surfaces B (Parallel) L.P. Tene Management Investments in Kibbutzim Ltd., Tenram - Funds Management Ltd., and Tenram Ltd. (collectively, the “Tene Entities”) and Ariel Halperin, pursuant to the Joint Filing Agreement among the Tene Entities and Ariel Halperin filed as Exhibit 99.2 hereto.

CUSIP No. M 20598 104	13G	Page 6 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tenram Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0*
	6.	SHARED VOTING POWER 7,991,250*
	7.	SOLE DISPOSITIVE POWER 0*
	8.	SHARED DISPOSITIVE POWER 7,991,250*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,991,250*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 23.25%*
12.	TYPE OF REPORTING PERSON (see instructions) CO

*Tene Management Investments in Kibbutzim Ltd is the general partner of each of Tene Investments in Quartz Surfaces LP and Tene Investments in Quartz Surfaces B (Parallel) LP and may be deemed to be an indirect beneficial owner of 6,480,250 ordinary shares of Caesarstone Sdot Yam Ltd. (the “Issuer”) directly beneficially owned by Tene Investments in Quartz Surfaces L.P. and 1,511,000 ordinary shares of the Issuer directly beneficially owned by Tene Investments in Quartz Surfaces B (Parallel) L.P.  Tenram—Funds Management Ltd. is the major shareholder of Tene Management Investments in Kibbutzim Ltd with the ability to appoint a majority of the directors of Tene Management Investments in Kibbutzim Ltd.  Tenram Ltd., which is wholly-owned by Ariel Halperin, is a major shareholder of Tenram—Funds Management Ltd.  Therefore, each of Tenram—Funds Management Ltd., Tenram Ltd and Mr. Halperin may be deemed indirect beneficial owners of the securities of the Issuer directly owned by Tene Investments in Quartz Surfaces LP and Tene Investments in Quartz Surfaces B (Parallel) LP.  Each of Tene Investments in Quartz Surfaces LP, Tene Investments in Quartz Surfaces B (Parallel) LP, Tene Management Investments in Kibbutzim Ltd., Tenram – Funds Management Ltd., Tenram Ltd., and Mr. Halperin disclaims beneficial ownership of the securities of the Issuer reported in this Schedule 13G except to the extent of their respective pecuniary interest therein.  Calculations are based on 34,365,250 Ordinary Shares of the Issuer outstanding as reported in the Issuer’s Proxy Statement, dated May 21, 2012. This Schedule 13G is filed jointly by Tene Investments in Quartz Surfaces L.P., Tene Investments in Quartz Surfaces B (Parallel) L.P. Tene Management Investments in Kibbutzim Ltd., Tenram - Funds Management Ltd., and Tenram Ltd. (collectively, the “Tene Entities”) and Ariel Halperin, pursuant to the Joint Filing Agreement among the Tene Entities and Ariel Halperin filed as Exhibit 99.2 hereto.

CUSIP No. M 20598 104	13G	Page 7 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ariel Halperin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0*
	6.	SHARED VOTING POWER 7,991,250*
	7.	SOLE DISPOSITIVE POWER 0*
	8.	SHARED DISPOSITIVE POWER 7,991,250*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,991,250*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 23.25%*
12.	TYPE OF REPORTING PERSON (see instructions) IN

*Tene Management Investments in Kibbutzim Ltd is the general partner of each of Tene Investments in Quartz Surfaces LP and Tene Investments in Quartz Surfaces B (Parallel) LP and may be deemed to be an indirect beneficial owner of 6,480,250 ordinary shares of Caesarstone Sdot Yam Ltd. (the “Issuer”) directly beneficially owned by Tene Investments in Quartz Surfaces L.P. and 1,511,000 ordinary shares of the Issuer directly beneficially owned by Tene Investments in Quartz Surfaces B (Parallel) L.P.    Tenram—Funds Management Ltd. is the major shareholder of Tene Management Investments in Kibbutzim Ltd with the ability to appoint a majority of the directors of Tene Management Investments in Kibbutzim Ltd.  Tenram Ltd., which is wholly-owned by Ariel Halperin, is a major shareholder of Tenram—Funds Management Ltd.  Therefore, each of Tenram—Funds Management Ltd. , Tenram Ltd and Mr. Halperin may be deemed indirect beneficial owners of the securities of the Issuer directly owned by Tene Investments in Quartz Surfaces LP and Tene Investments in Quartz Surfaces B (Parallel) LP.  Each of Tene Investments in Quartz Surfaces LP, Tene Investments in Quartz Surfaces B (Parallel) LP, Tene Management Investments in Kibbutzim Ltd., Tenram – Funds Management Ltd., Tenram Ltd., and Mr. Halperin disclaims beneficial ownership of the securities of the Issuer reported in this Schedule 13G except to the extent of their respective pecuniary interest therein.  Calculations are based on 34,365,250 Ordinary Shares of the Issuer outstanding as reported in the Issuer’s Proxy Statement, dated May 21, 2012.  This Schedule 13G is filed jointly by Tene Investments in Quartz Surfaces L.P., Tene Investments in Quartz Surfaces B (Parallel) L.P. Tene Management Investments in Kibbutzim Ltd., Tenram - Funds Management Ltd., and Tenram Ltd. (collectively, the “Tene Entities”) and Ariel Halperin, pursuant to the Joint Filing Agreement among the Tene Entities and Ariel Halperin filed as Exhibit 99.2 hereto

CUSIP No. M 20598 104	13G	Page 8 of 12 Pages

Item 1.

(a)	Name of Issuer Caesarstone Sdot-Yam Ltd.

(b)	Address of Issuer’s Principal Executive Offices Kibbutz Sdot Yam MP Menashe Israel 37804

Item 2.

(a)
Name of Person Filing
Tene Investments in Quartz Surfaces LP
Tene Investments in Quartz Surfaces B (Parallel) LP
Tene Management Investments in Kibbutzim Ltd.
Tenram – Funds Management Ltd.
Tenram Ltd.
Ariel Halperin

Tene Management Investments in Kibbutzim Ltd is the general partner of each of Tene Investments in Quartz Surfaces LP and Tene Investments in Quartz Surfaces B (Parallel) LP and may be deemed to be an indirect beneficial owner of securities directly owned by such entities. Tenram—Funds Management Ltd. is the major shareholder of Tene Management Investments in Kibbutzim Ltd with the ability to appoint a majority of the directors of Tene Management Investments in Kibbutzim Ltd.  Tenram Ltd., which is wholly-owned by Ariel Halperin, is a major shareholder of Tenram—Funds Management Ltd. Therefore, each of Tenram—Funds Management Ltd.  Tenram Ltd and Mr. Halperin may be deemed indirect beneficial owners of the securities of the Issuer directly owned by Tene Investments in Quartz Surfaces LP and Tene Investments in Quartz Surfaces B (Parallel) LP.  Each of Tene Investments in Quartz Surfaces LP, Tene Investments in Quartz Surfaces B (Parallel) LP, Tene Management Investments in Kibbutzim Ltd., Tenram – Funds Management Ltd., Tenram Ltd., and Mr. Halperin  disclaims beneficial ownership of the securities of the Issuer reported in this Schedule 13G except to the extent of their respective pecuniary interest therein. The address of all of the entities above and of Mr. Halperin is Tene Investment Funds is 4 Berkovich Street, Tel Aviv, Israel.

(b)	Address of the Principal Office or, if none, residence 4 Berkovich Street Tel Aviv

(c)	Citizenship Israel

(d)	Title of Class of Securities Ordinary Shares

(e)	CUSIP Number M 20598 104

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

CUSIP No. M 20598 104	13G	Page 9 of 12 Pages

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)
Amount beneficially owned:

Tene Investments in Quartz Surfaces LP 6,480,250
Tene Investments in Quartz Surfaces B (Parallel) LP 1,511,000
Tene Management Investments in Kibbutzim Ltd. 7,991,250
Tenram – Funds Management Ltd. 7,991,250
Tenram Ltd. 7,991,250
Ariel Halperin 7,991,250

(b)
Percent of class:

Tene Investments in Quartz Surfaces LP 18.86%*
Tene Investments in Quartz Surfaces B (Parallel) LP 4.40%*
Tene Management Investments in Kibbutzim Ltd. 23.25%*
Tenram – Funds Management Ltd. 23.25%*
Tenram Ltd. 23.25%*
Ariel Halperin 23.25%*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See item 5 of each cover page.

(ii)	Shared power to vote or to direct the vote: See item 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of: See item 7 of each cover page.

(iv)	Shared power to dispose or to direct the disposition of: See item 8 of each cover page.

* Calculations are based on 34,365,250 Ordinary Shares of the Issuer outstanding as reported in the Issuer’s Proxy Statement, dated May 21, 2012.   This Schedule 13G is filed jointly by Tene Investments in Quartz Surfaces L.P., Tene Investments in Quartz Surfaces B (Parallel) L.P., Tene Management Investments in Kibbutzim Ltd., Tenram - Funds Management Ltd., and Tenram Ltd. (collectively, the “Tene Entities”) and Ariel Halperin, pursuant to the Joint Filing Agreement among the Tene Entities and Ariel Halperin filed as Exhibit 99.2 hereto.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

CUSIP No. M 20598 104	13G	Page 10 of 12 Pages

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

See Item 4, above.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

 Not applicable

Item 8.  Identification and Classification of Members of the Group.

 Not applicable. The reporting persons expressly disclaim membership in a “group” as used in Section 13d-1(b)(1)(ii)(K).

Item 9.  Notice of Dissolution of Group.

 Not applicable

Item 10.  Certification.

 Not applicable

CUSIP No. M 20598 104	13G	Page11 of 12 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Tene Investments in Quartz Surfaces LP, by its general partner
Tene Management Investments in Kibbutzim Ltd.

By:/s/ Ariel Halperin
By: Ariel Halperin

By:/s/ Dori Brown
By: Dori Brown

Tene Investments in Quartz Surfaces B (Parallel) LP, by its general partners
Tene Management Investments in Kibbutzim Ltd.

By:/s/ Ariel Halperin
By: Ariel Halperin

By:/s/ Dori Brown
By: Dori Brown

Tene Management Investments in Kibbutzim Ltd.

By:/s/ Ariel Halperin
By: Ariel Halperin, attorney-in-fact

By:/s/ Dori Brown
By: Dori Brown, attorney-in-fact

Tenram-Funds Management Ltd.

By:/s/ Ariel Halperin
By: Ariel Halperin, attorney-in-fact

Tenram Ltd.

By:/s/ Ariel Halperin
By: Ariel Halperin, attorney-in-fact

/s/ Ariel Halperin
Ariel Halperin

CUSIP No. M 20598 104	13G	Page 12 of 12 Pages

EXHIBIT NO.	DESCRIPTION

Exhibit 99.1	Powers of Attorney

Exhibit 99.2	Joint Filing Agreement, dated February 14, 2013